THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

May 11, 2009

Daniel Morris
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      THEWEBDIGEST CORP.
         AMENDMENT NO 9 TO FORM S-1
         FILE NO. 333-151485

Dear Mr. Morris:

Pursuant to your comment letter dated April 13, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 9 and keyed our answers for your review. Additionally, we have updated the financials through March 31, 2009 (unaudited).

General
-------

QUESTION:

   1. We note your response to prior comment 1. Please update your disclosure in the last sentence under the heading Basic Loss Per Common Share on page 27 to provide information about dilutive securities as of your most recently completed fiscal year.

ANSWER:

   1. We have changed to include the most recently completed fiscal year at December 31, 2008.

About Us, page 2
----------------

QUESTION:

   2. We note your disclosure in the third sentence of the last paragraph on page 2 that you believe that your credibility will grow "greatly' as your audience "consistently" visits your web portals. Please delete the words "greatly" and "consistently", which we view as inappropriate marketing language. Revise throughout your filing.

ANSWER:

   2.    We have deleted and revised as requested throughout our filing.

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

QUESTION:

   3. Your disclosure in the fourth sentence of the second paragraph on page 3 is difficult to understand. It appears that you intend to state that you will operate informational, subject-specific web sites without any direct sales of consumer products. Please revise for clarity. Make similar revisions to your fur Business section, as appropriate.

ANSWER:

   3. We have revised to better explain the purpose of our web portals and that we are not selling products and goods directly to our users.

QUESTION:

   4. We note your response to prior comment 8. Please revise the first sentence of the second paragraph on page 4 to clarify that it is ultimately your responsibility to obtain the proper approvals to display informational data on your web portals, and that you use independent contractor to acquire such approvals. Make similar revisions to the spillover paragraph at the bottom on page 32.

ANSWER:

   4.    We have revised as requested.

Use of Proceeds, page 17
------------------------

QUESTION:

   5. In your next amendment, please revise to disclose the status of the payment due to your independent contractor in April, 2009. In addition, please disclose the specific date of the payment. Make similar revisions under "Our Business" at page 31.

ANSWER:

   5. We revised and disclosed that we renegotiated our financial arrangements with our independent contractor whereby the initial payment of $15,000 is now due and payable within 30 days from the date this filing becomes effective. Additionally, we updated the exhibit from our independent contractor.

Management's Discussion and Analysis or Plan of Operations, page 21
-------------------------------------------------------------------

QUESTION:

   6. We note your response to prior comment 10. Please delete to a second sentence of the second paragraph on page 22 or provide us with support for your claim that potential copyright infringement lawsuits are impacted by whether the defendant acted in good faith and did not benefit directly from product sales or endorsements.

ANSWER:

   6.    We revised to more fully disclose.

QUESTION:

   7. We note your response to prior comment 12. in addition to your general discussion of pay-per-click on page 23, please provide specific disclosure regarding how the company intends to use pay-per-click to market its web portals to consumers, including the types of content sites you will use and whether you anticipate marketing primarily on search engine sites or content sites. You should also discuss the anticipated costs of marketing the web portals using pay-per-click and how you intend to pay these costs prior to generating revenues.

ANSWER:

   7.    We disclosed as requested.

Our Business, page 30
---------------------

QUESTION:

   8. We note your response to prior comment 5 and reissue in part. Please revise at page 32 to discuss the drawbacks of limiting the number of sponsors to five. In so doing, please expand your disclosure to address how you determined that five was an appropriate cap and tell us whether you anticipate increasing the number of sponsors if you are not able to sell sponsorships at projected prices.

ANSWER:

   8. We have revised and disclosed that our marketing plan to obtain our sponsors will be adjusted based on results.

QUESTION:

   9. Please provide additional detail in the spillover paragraph at the bottom of page 32 regarding the defined checklist you will use to double-check your independent contractor's approval process, including a description of the specific items checked.

ANSWER:

   9. We provided additional detail regarding the independent contractor's checklist for the approval process displaying content on our web portals.

QUESTION:

   10. We note your revised disclosure in response to prior comment 6. You state broadly that your web portals will contain a variety of material directly related to each subject matter including "entertainment, sports, medical and general" information. Please revise at page 33 to describe the information that you intend to provide in greater detail. For instance, it is unclear what type of entertainment information would be provided for your diabetes or arthritis digests. In addition, please revise the Business section to more clearly identify the types of indirectly related information that you will provide on your websites.

ANSWER:

   10.   We have revised and disclosed as requested.

The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,


Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.


Cc: Michelle Lacko

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